DATE:  1st July 2005

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Crew Gold Corp Finalise Seqi Olivine Sales Agreement – All Regulatory Approvals Received

LONDON, United Kingdom, DATE: July 1st 2005, Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.)

Crew Gold Corporation is pleased to announce that its subsidiary Crew Minerals AS has received all necessary regulatory approvals as well as board approvals of LKAB, its subsidiary Minelco AB and Crew Gold Corporation in an agreement to sell all of its shares in Seqi Olivine A/S to Minelco AB.

The first payment of USD 10 million under this agreement has been received. In addition to the purchase price there is an annual fee to be paid by Minelco AB over 17 years based on produced tonnage. For years 3 through to 14 of production, there is a guaranteed minimum fee of USD 1 million per year.

For further information, please contact: -

Mr Jan A.Vestrum, President & CEO

+44 (0) 7766 506422

Mr Hans Christian Qvist, Executive Chairman

+47 928 82000

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com